

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Gil Efron
Chief Executive Officer
Purple Biotech Ltd.
4 Oppenheimer Street
Science Park
Rehovot 7670104, Israel

>   **Re: Purple Biotech Ltd.**
>   **Registration Statement on Form F-3**
>   **Filed December 8, 2022**
>   **File No. 333-268710**

Dear Gil Efron:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jayun Koo, Esq.